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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    TXU CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


                 FLOATING RATE CONVERTIBLE SENIOR NOTES DUE 2033
                         (Title of Class of Securities)
                                   873168 AD 0
                      (CUSIP Number of Class of Securities)
                                   873168 AE 8
                      (CUSIP Number of Class of Securities)

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       ERIC H. PETERSON, Esq.                     ROBERT J. REGER, JR., Esq.
    Executive Vice President and                   Thelen Reid & Priest LLP
          General Counsel                              875 Third Avenue
             TXU Corp.                             New York, New York 10022
         1601 Bryan Street                              (212) 603-2000
        Dallas, Texas 75201
           (214) 812-4600

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                    Copy to:

                        MICHAEL F. FITZPATRICK, JR., ESQ.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000


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                            CALCULATION OF FILING FEE

Transaction Valuation(1): $839,433,700.00   Amount of Filing Fee(2): $106,356.25

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(1)  Calculated solely for purposes of determining the amount of the filing fee.
     Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming that all of the outstanding Floating Rate Convertible Senior Notes due 2033 ("Convertible Notes"), are being purchased at the maximum purchase price of $1,597.40 per $1,000 principal amount of Convertible Notes.

(2) The amount of the filing fee was calculated at a rate of $126.70 per $1,000,000 (prorated for amounts less than $1,000,000) of the transaction value. It is calculated by multiplying the transaction valuation amount by 0.00012670.

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|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid:             $106,356.25
          Form or Registration No.:           Schedule TO-I
          Date Filed:                         September 15, 2004
          Filing Party:                       TXU Corp.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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     TXU Corp. hereby amends the Tender Offer Statement on Schedule TO
("Schedule TO") originally filed on September 15, 2004, with respect to the offer by TXU Corp. to purchase any and all of its outstanding Floating Rate Convertible Senior Notes due 2033 ("Convertibles Notes"). The purchase price will be fixed after 5:00 p.m. on October 8, 2004, on the basis of the pricing formula set forth in the Offer to Purchase dated September 15, 2004 (the "Offer to Purchase") and announced prior to the opening of trading on October 12, 2004. The information in this Amendment No. 1 to the Schedule TO ("Amendment No. 1") is intended to amend and supplement, but does not restate or replace the information contained in the Schedule TO, except to the extent expressly provided in this Amendment No. 1. Accordingly, you are encouraged to read the information contained in this Amendment No. 1 in conjunction with the information contained in the Schedule TO originally filed by TXU Corp. on September 15, 2004.

     The information set forth in the Schedule TO originally filed on September 15, 2004 under "Calculation of Filing Fee" concerning the transaction value with respect to the offer described herein is hereby amended to read $839,433,700.00. The information set forth in the introductory statement of the Schedule TO originally filed by TXU Corp. on September 15, 2004 is hereby amended by replacing the second sentence of the first paragraph thereof with the following:

     "The purchase price in the offer will be subject to a maximum of $1,597.40 and a minimum of $1,392.60 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase."

     The offer is subject to the terms and conditions set forth in the Offer to Purchase and in the related letter of transmittal letter (which, as either may be amended or supplemented from time to time, together constitute the "Disclosure Documents"). Such Disclosure Documents, as incorporated into the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, contained statements inconsistent with the actual Disclosure Documents to be provided to holders of the Convertible Notes in the offers. Such previously attached version of the Offer to Purchase stated, in several places in the document, the amount of the fixed component of the purchase price formula as $417.47 per $1,000 principal amount of Convertible Notes, while the actual fixed component of the purchase price in the offers is $471.47 per $1,000 principal amount. As a result, corrected versions of such Disclosure Documents are filed with this Amendment No. 1 as Exhibits (a)(1)(A) and (a)(1)(B) hereto, which exhibits amend and replace the originally filed versions in their entirety.

     All information in the Disclosure Documents, including all schedules thereto, is hereby expressly incorporated herein by reference in answer to all items in this Schedule TO, except as otherwise set forth below.


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ITEM 12. EXHIBITS

ITEM 12 OF THE SCHEDULE TO IS HEREBY AMENDED BY ADDING THE FOLLOWING EXHIBIT
THERETO:

1016(a)(1)(F) Press Release of TXU Corp., dated September 15, 2004.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2004

                                         TXU CORP.

                                         By:     /s/ Anthony Horton
                                              --------------------------------
                                              Name:  Anthony Horton
                                              Title: Senior Vice President
                                                     and Treasurer

                                  EXHIBIT INDEX

    EXHIBIT NO.                            DESCRIPTION
------------------  ------------------------------------------------------------

         (a)(1)     Offer to Purchase, dated September 15, 2004.

         (a)(2)     Letter of Transmittal.

        *(a)(3)     Form of Letter to Broker-Dealers.

        *(a)(4)     Form of Letter to Clients.

        *(a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(6)     Press Release of TXU Corp., dated September 15, 2004.

         (b) Revolving Credit Agreement, dated as of June 24, 2004, among TXU Energy Company LLC, TXU Electric Delivery Company (formerly known as Oncor Electric Delivery Company), the lenders listed in Schedule 2.01 thereto, and JPMorgan Chase Bank, as administrative agent, incorporated herein by reference to Exhibit 10a filed with TXU Corp's Current Report on Form 8-K filed with the SEC on July 1, 2004.

         (d)(1) Indenture (For Unsecured Debt Securities Series N), dated as of July 1, 2003, between TXU Corp., and The Bank of New York, as Trustee, incorporated herein by reference to
                    Exhibit 4(g) filed with TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

         (d)(2) Officer's Certificate, dated July 15, 2003 establishing the Floating Rate Convertible Senior Notes due 2033, incorporated herein by reference to Exhibits 4(h) and 4(i) filed with TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

         (d)(3) Form of 144A Floating Rate Convertible Senior Notes due 2033 (incorporated as Exhibit A to Officer's Certificate, dated July 15, 2003, incorporated as Exhibits 4(h) and 4(i) above), incorporated herein by reference to TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

         (d)(4) Registration Rights Agreement, dated as of July 9, 2003, among TXU Corp. and Credit Suisse First Boston LLC, as representatives of the several initial purchasers named therein, incorporated herein by reference to Exhibit 4(f) filed with TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

*      (d)(5)       Form of registered Floating Rate Convertible Senior Notes
                    due 2033.


*Previously filed on this Schedule TO.